Exhibit 99.1

Special Meeting of Holders of

Common Shares of

Western Oil Sands Inc. (the “Corporation”)

October 16, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote at the special meeting of shareholders of the Corporation:

OUTCOME OF VOTE

1.   Approval of the arrangement involving Western Oil Sands Inc., Marathon Oil   Corporation, 1339971 Alberta Ltd. and WesternZagros Resources Ltd., under   section 193 of the Business Corporation Act (Alberta)

Carried 99.3% of the Votes cast FOR 0.7% of the Votes cast AGAINST

2. Approval of a stock option plan for WesternZagros Resources Ltd.	Carried 71.4% of the Votes cast FOR 28.6% of the Votes cast AGAINST

3. Approval of a shareholder rights plan for WesternZagros Resources Ltd.	Carried 97.4% of the Votes cast FOR 2.6% of the Votes cast AGAINST

4. Approval of the private placement of WesternZagros Resources Ltd.	Carried 98.5% of the Votes cast FOR 1.5% of the Votes cast AGAINST